Glenn E. Deegan, Esq.

Vice President, Legal and Human Resources,

General Counsel and Secretary

Altra Industrial Motion Corp.

300 Granite Street, Suite 201

Braintree, MA 02184

Tel781-917-0517

Fax815-389-7782

glenn.deegan@altramotion.com

February 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Notice of disclosure filed in the Annual Report on Form 10-K for the year ended December 31, 2016 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Altra Industrial Motion Corp. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 27, 2017.

Sincerely,

Altra Industrial Motion Corp.

By: /s/ Glenn E. Deegan

Name:	Glenn Deegan, Esq.
Title:	Vice President, Legal and Human Resources, General Counsel and Secretary